Exhibit 21.1

ZOOMCAR HOLDINGS, INC.

LIST OF SUBSIDIARIES

(as of December 28, 2023)

1.	Zoomcar, Inc. – Zoomcar Holdings, Inc. owns 100% of the subsidiary.

2.	Zoomcar India Private Limited – Zoomcar, Inc. owns 88.3% of the subsidiary.

3.	Zoomcar Netherlands Holding B.V. – Zoomcar, Inc. owns 100% of the subsidiary.

4.	Fleet Holding Pte Limited – Zoomcar, Inc. owns 100% of the subsidiary.

5.	Zoomcar Qatar Freezone LLC - Zoomcar India Private Limited owns 100% of the subsidiary.

6.	Zoomcar Egypt Information Technology Platform LLC - Zoomcar Netherlands Holding B.V. owns 99.8% of the subsidiary.

7.	Pt. Zoomcar Indonesia Mobility Services - Fleet Holding Pte Limited owns 99.9% of the subsidiary.

8.	Zoomcar Vietnam Mobility Limited Liability Company - Fleet Holding Pte Limited owns 99.9% of the subsidiary.